

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Joshua Davidson, Esq.
Baker Botts L.L.P.
910 Louisiana Street
Houston, TX
77002

> **Re: Blueknight Energy Partners, L.P.**
> **Schedule 13E-3 filed June 1, 2022**
> **File No. 005-83211**
>
> **Schedule 14A filed June 1, 2022**
> **File No. 001-33503**

Dear Joshua Davidson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed June 1, 2022

Summary Term Sheet, page 1

1. We note the text in bold near the top of page 6. Please disclose why the Conflicts Committee was not delegated the authority to determine that the Merger Agreement and the transactions contemplated thereby were fair and reasonable to the Partnership Unaffiliated Preferred Unitholders.

2. Please also disclose on page 6 how the GP Board, in the absence of pertinent information from the Conflicts Committee, was able to determine that the Merger Agreement and the transactions contemplated thereby were fair and reasonable to the Partnership Unaffiliated Preferred Unitholders. Please also add such disclosure to the description in the Schedule 13E-3.

Questions and Answers About the Merger and the Special Meeting, page 14

3.   In the answer at the bottom of page 17, please clarify whether a quorum requires a majority of each of (i) the outstanding Common Units and (ii) the Preferred Units, or, alternatively, a majority of the two classes, taken together. Please make the same clarification on page 74.

Background of the Merger, page 24

4.   On page 28, please correct the reference to "December 21, 2022."

5.   On page 31, please disclose why Ergon rejected the Conflicts Committee's request that Ergon update its Schedule 13D.

6.   Please disclose why the Conflicts Committee dropped its requests to require an Unaffiliated Common Unitholder Approval and that Ergon amend its Schedule 13D.

7.   Please disclose what consideration was given by the various parties involved in the negotiations to the letters sent by DG Capital Management, LLC to the GP Board on October 12, 2021, and November 15, 2021, as disclosed in DG Capital Management, LLC's Schedule 13D filings.

Unaudited Financial Projections of the Partnership, page 45

8.   Please revise to include the full projections instead of a summary.

Common Unit and Preferred Unit Ownership, page 97

9.   Please ensure that all disclosure included in this section is updated to reflect the most recent available information.

General

10.   Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).

11.   Please provide a preliminary form of proxy.

12.   Please fill in the blanks in the proxy statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions